UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934
TRANSMERIDIAN EXPLORATION, INC. (Name of Issuer)
COMMON STOCK, PAR VALUE $0.0006 PER SHARE (Title of Class of Securities)
89376N 10 8 (CUSIP Number)

Lorrie T. Olivier
c/o Transmeridian Exploration, Inc.
397 N. Sam Houston Pkwy E., Suite 300
Houston, Texas 77060
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
May 19, 2004 (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

SCHEDULE 13D

CUSIP No.    CUSIP No. 89376N 10 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Lorrie T. Olivier

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF, PF, OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization United States

Number of Shares		7.	Sole Voting Power 0
Beneficially
Owned by Each		8.	Shared Voting Power 16,062,347
Reporting
Person With		9.	Sole Dispositive Power 0

		10.	Shared Dispositive Power 16,062,347

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,062,347

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) Approximately 20.30%

14.	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

CUSIP No.    CUSIP No. 89376N 10 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) The Olivier Family Living Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF, OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization United States

Number of Shares		7.	Sole Voting Power 8,924,957
Beneficially
Owned by Each		8.	Shared Voting Power 0
Reporting
Person With		9.	Sole Dispositive Power 8,924,957

		10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,924,957

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) Approximately 11.28%

14.	Type of Reporting Person (See Instructions) OO

SCHEDULE 13D

CUSIP No.    CUSIP No. 89376N 10 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) JMJC Investments, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF, PF, OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares		7.	Sole Voting Power 0
Beneficially
Owned by Each		8.	Shared Voting Power 6,300,000
Reporting
Person With		9.	Sole Dispositive Power 0

		10.	Shared Dispositive Power 6,300,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,300,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) Approximately 7.96%

14.	Type of Reporting Person (See Instructions) CO

SCHEDULE 13D

CUSIP No.    CUSIP No. 89376N 10 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Colamer, Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF, PF, OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization Columbia

Number of Shares		7.	Sole Voting Power 0
Beneficially
Owned by Each		8.	Shared Voting Power 800,000
Reporting
Person With		9.	Sole Dispositive Power 0

		10.	Shared Dispositive Power 800,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 800,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) Approximately 1.01%

14.	Type of Reporting Person (See Instructions) PN

ITEM 1. Security and Issuer

        This Statement on Schedule 13D relates to the common stock, $0.0006 par value per share ("Common Stock") of Transmeridian Exploration, Inc. (the "Issuer"). The executive offices of the Issuer are located at 397 N. Sam Houston Pkwy E., Suite 300, Houston, Texas 77060.

ITEM 2. Identity and Background

        Pursuant to Rule 13d-1 (k)(1) of the Act, this statement is filed on behalf of the following individuals and entities (such persons being referred to collectively herein as the "Reporting Persons" and each as a "Reporting Person"):

        LORRIE T. OLIVIER is a citizen of the United States and his principal occupation is Chief Executive Officer and Chairman of the Board of the Issuer. Mr. Olivier's principal business address is c/o Transmeridian Exploration, Inc., 397 N. Sam Houston Pkwy E., Suite 300, Houston, Texas 77060. As of the date of this Schedule 13D, Mr. Olivier owned voting control of JMJC Investments, Inc. and of Colamer, Ltd. and was the sole trustee of the Olivier Family Living Trust. During the last five years Mr. Olivier has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

        THE OLIVIER FAMILY LIVING TRUST is a trust established under the laws of the state of Texas ("Olivier Trust"). The principal business of the Olivier Trust is to hold investments and other holdings for and on behalf of the beneficiaries of the Olivier Trust. As of the date of this Schedule 13D, Mr. Olivier is the sole trustee of the Olivier Trust. The Olivier Trust's principal business address is c/o Transmeridian Exploration, Inc., 397 N. Sam Houston Pkwy E., Suite 300, Houston, Texas 77060. See Exhibit A for information concerning the name, citizenship, residence or business address and principal occupation or employment for each trustee of the Olivier Trust. During the last five years, neither the Olivier Trust nor any of such persons listed on Exhibit A affiliated with the Olivier Trust has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

        JMJC INVESTMENTS, INC. is a corporation organized under the laws of the British Virgin Islands ("JMJC"). The principal business of JMJC is investments. As of the date of this Schedule 13D, Mr. Olivier owns controlling interest in JMJC. JMJC's principal business address is c/o Transmeridian Exploration, Inc., 397 N. Sam Houston Pkwy E., Suite 300, Houston, Texas 77060. See Exhibit A for information concerning the name, citizenship, residence or business address and principal occupation or employment for executive officer and director of JMJC and of any other corporation or other person ultimately in control of JMJC. During the last five years, neither JMJC nor any of such persons listed on Exhibit A affiliated with JMJC has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

        COLAMER, LTD. is limited partnership organized under the laws of Colombia ("Colamer"). The principal business of Colamer is investments. As of the date of this Schedule 13D, Mr. Olivier owns controlling interest in Colamer. Colamer's principal business address is c/o Transmeridian Exploration, Inc., 397 N. Sam Houston Pkwy E., Suite 300, Houston, Texas 77060. See Exhibit A for information concerning the name, citizenship, residence or business address and principal occupation or employment for executive officer and director of Colamer and of any other corporation or other person ultimately in control of Colamer. During the last five years, neither Colamer nor any of such persons listed on Exhibit A affiliated with Colamer has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3. Source and Amount of Funds or Other Considerations

Transactions by Mr. Olivier:

        On April 18, 2000, Mr. Olivier acquired 7,712,500 shares from the Issuer as "founders' shares" for a purchase price of $0.0006 per share, or an aggregate purchase price of $4,628. Such amount was paid from Mr. Olivier's personal funds.

        On December 31, 2000, Mr. Olivier acquired 1,187,500 shares from the Issuer as "founders' shares" for a purchase price of $0.0095 per share, or an aggregate purchase price of $11,340. Such amount was paid from Mr. Olivier's personal funds.

        On July 12, 2001, Mr. Olivier returned 1,100,000 shares to the Issuer. Mr. Olivier received no consideration for these shares.

        On September 27, 2002, Mr. Olivier acquired 550,000 shares from a third party in a private transaction for a purchase price of $0.25 per share, or an aggregate purchase price of $137,500. Such amount was paid from Mr. Olivier's personal funds.

        On December 12, 2002, Mr. Olivier transferred 150,000 shares from his personal holdings to an investor relations firm for services to be provided to the Issuer. Mr. Olivier received no consideration for these shares.

        On December 12, 2002, Mr. Olivier transferred 100,000 shares from his personal holdings to a individual in connection with the renegotiation of payment terms for certain of the Issuer's indebtedness. Mr. Olivier received no consideration for these shares.

        On July 12, 2003, Mr. Olivier converted 1,500 shares of 12.5% convertible preferred stock of the Issurer into 772,955 shares of common stock, in accordance with the terms of the preferred stock agreement. Mr. Olivier had previously acquired the convertible preferred stock from the holder in a private transaction, using Mr. Olivier's personal funds.

        On July 12, 2003, Mr. Olivier received 2 shares as an adjustment to his shareholdings in connection with a legal settlement between the Issuer and a private investor. Mr. Olivier had pledged a portion of his shares to secure an obligation of the Issuer with such private investor.

        Between June 7, 2002 and September 26, 2002, in a series of transactions, Mr. Olivier purchased 52,000 shares for total consideration of $18,418, or an average of $0.35 per share, in open market transactions.

        On April 16, 2002, Mr. Olivier purchased 35,000 shares for total consideration of $14,705, or $0.42 per share, in his individual retirement account.

        On April 15, 2004, Mr. Olivier purchased 2,390 shares for total consideration of $4,111, or $1.72 per share, in his individual retirement account.

        On December 15, 2003, Mr. Olivier transferred 8,924,957 shares to the Olivier Trust.

Transactions by the Olivier Trust:

        On December 15, 2003, the Olivier Trust received 8,924,347 shares from Mr. Olivier.

Transactions by JMJC:

        On April 18, 2000, JMJC acquired 10,000,000 shares from the Issuer as "founders' shares" for a purchase price of $0.0006 per share, or an aggregate purchase price of $6,000. Such amount was paid from JMJC's personal funds.

        On October 31, 2000, JMJC received 800,000 shares as compensation for services rendered to the Issuer. Such services were valued by the Issuer for accounting purposes at $0.10 per share, or an aggregate value of $80,000.

        On December 26, 2001, JMJC transferred returned 2,500,000 shares to the Issuer. JMJC received no consideration for these shares.

        On April 8, 2002, JMJC transferred returned 2,000,000 shares to the Issuer. JMJC received no consideration for these shares.

Transactions by Colamer:

        On October 31, 2000, Colamer acquired 800,000 shares as compensation for services rendered to the Issuer. Such services were valued by the Issuer for accounting purposes at $0.25 per share, or an aggregate value of $200,000.

ITEM 4. Purpose of Transactions

        The shares of the Issuer's Common Stock were acquired by each of the Reporting Persons for investment purposes only.

        No Reporting Person has any plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Issuer or the disposition of any such securities, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (d) any change in the present board of directors or management of the Issuer, (e) any material change in the present capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer's business or corporate structure, (g) any other material change in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act, or (j) any action similar to any of those enumerated in (a) through (i) above.

ITEM 5. Interest in Securities of the Issuer

        (a)-(b) As of the date of this Statement, Mr. Olivier, as the trustee of the Olivier Trust and through his ownership and/or control of JMJC and Colamer, is deemed to beneficially own 16,062,347 shares of the Common Stock of the Issuer. The sole power to vote or direct the voting of and the power to dispose or direct the disposition of, such Shares is held by Mr. Olivier. The number of shares of Common Stock of the Issuer outstanding as of April 12, 2004, the latest date for which such information is currently available, was 79,132,084. Based upon such total shares, Mr. Olivier may be deemed to be the beneficial owner of approximately 20.30% of the Common Stock of the Issuer outstanding as of that date.

        The number of Shares beneficially owned by each of the Reporting Persons and the percentage of outstanding shares represented thereby have been computed in accordance with Rule 13d-4 under the Act.

        (c)   Except for the transactions reported in this Statement, no transactions in the Issuer's Common Stock were effected by Mr. Olivier directly or indirectly during the past sixty days.

        (d)   Other than as disclosed herein, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

        (e)   Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

        Mr. Olivier is the Chief Executive Officer and Chairman of the Board of the Issuer. There exist no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Olivier or any other Reporting Person with respect to any securities of the Issuer, including but not limited to transfer or voting of any such securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. Material to be Filed as Exhibits

        Exhibit A—Officers and Directors of Reporting Persons

        Exhibit B—Agreement Relating to Joint Filing of Schedule 13D

Signature

        After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: May 19, 2004.

Signature:	/s/ LORRIE T. OLIVIER
Name:	Lorrie T. Olivier
THE OLIVIER FAMILY LIVING TRUST
By:	/s/ LORRIE T. OLIVIER
Name:	Lorrie T. Olivier
Title:	Trustee
JMJC INVESTMENTS, INC.
By:	/s/ LORRIE T. OLIVIER
Name:	Lorrie T. Olivier
Title:	Secretary/Treasurer
COLAMER, LTD.
By:	/s/ LORRIE T. OLIVIER
Name:	Lorrie T. Olivier
Title:	Managing Partner

EXHIBIT A

OFFICERS AND DIRECTORS OF PERSONS NAMED IN ITEM 2

EXECUTIVE OFFICERS AND DIRECTORS OF JMJC INVESTMENTS, INC.

Executive Officers of JMJC Investments, Inc.:

Name	Present Principal Occupation	Citizenship
Jennifer Olivier	Interior Design	USA
Lorrie Olivier	Chief Executive Officer/Chairman Of the Board of the Issuer	USA
Carly Olivier	Housewife	USA

Board of Directors of JMJC Investments, Inc.:

Name	Present Principal Occupation	Citizenship
Jason Olivier	Engineer	USA
Mark Olivier	Student	USA
Jennifer Olivier	Interior Design	USA
Lorrie Olivier	Chief Executive Officer/Chairman Of the Board of the Issuer	USA
Carly Olivier	Housewife	USA

EXECUTIVE OFFICERS AND DIRECTORS OF COLAMER, LTD.

Executive Officers of Colamer, Ltd.:

Name	Present Principal Occupation	Citizenship
Jason Olivier	Engineer	USA
Mark Olivier	Student	USA
Lorrie Olivier	Chief Executive Officer/Chairman Of the Board of the Issuer	USA

Board of Directors of Colamer, Ltd.:

Name	Present Principal Occupation	Citizenship
Jason Olivier	Engineer	USA
Mark Olivier	Student	USA
Lorrie Olivier	Chief Executive Officer/Chairman Of the Board of the Issuer	USA

TRUSTEES OF THE OLIVIER FAMILY LIVING TRUST:

Name	Present Principal Occupation	Citizenship
Lorrie T. Olivier	Chief Executive Officer/Chairman Of the Board of the Issuer	United States

EXHIBIT B

AGREEMENT RELATING TO JOINT FILING OF SCHEDULE 13D

        The undersigned hereby agree that a joint statement on Schedule 13D be filed on behalf of all the undersigned with respect to the securities of Transmeridian Exploration, Inc.

Date: May 19, 2004	Signature:	/s/ LORRIE T. OLIVIER
	Name:	Lorrie T. Olivier
Date: May 19, 2004	THE OLIVIER FAMILY LIVING TRUST
	By:	/s/ LORRIE T. OLIVIER
	Name:	Lorrie T. Olivier
	Title:	Trustee
Date: May 19, 2004	JMJC INVESTMENTS, INC.
	By:	/s/ LORRIE T. OLIVIER
	Name:	Lorrie T. Olivier
	Title:	Secretary/Treasurer
Date: May 19, 2004	COLAMER, LTD.
	By:	/s/ LORRIE T. OLIVIER
	Name:	Lorrie T. Olivier
	Title:	Managing Partner